Exhibit 1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA NOVEMBER 8, 2004

BAYTEX ENERGY TRUST ANNOUNCES THE
APPOINTMENT OF CHIEF OPERATING OFFICER

Baytex Energy Trust (TSX - BTE.UN) is pleased to announce the appointment of Mr. Anthony W. Marino as Chief Operating Officer, with responsibility for all of Baytex’s oil and gas operations.

Mr. Marino joins the Baytex senior management team with over 21 years experience in the North American oil and gas industry.  Prior to joining Baytex, Mr. Marino was President and Chief Executive Officer of Dominion Exploration Canada Ltd., the Canadian subsidiary of Dominion Resources, Inc. Mr. Marino also held the position of Senior Vice President of Dominion Exploration and Production Inc.  Previously, he was with AEC Oil and Gas (USA) Inc., Santa Fe Snyder Corp. and Atlantic Richfield in a variety of technical and management assignments.

Mr. Marino received a B.S. degree in Petroleum Engineering with Highest Distinction from the University of Kansas and an MBA from California State University.  He is a Chartered Financial Analyst and is a registered professional engineer. Mr. Marino is a member of the Board of Governors of the Canadian Association of Petroleum Producers and is a director of the Independent Petroleum Association of Mountain States.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders.  Trust units of Baytex are traded on the Toronto Stock Exchange under the symbol BTE.UN.

For further information, please contact:

Baytex Energy Trust
Ray Chan, President and C.E.O.	Telephone: (403) 267-0715
or
Dan Belot, Vice President Finance and C.F.O.	Telephone: (403) 267-0784

Toll Free Number: 1-800-524-5521

Website: www.baytex.ab.ca